Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

		Fiscal Year Ended March 31,
	2010	2009	2008	2007	2006
		(dollars in thousands)
Pretax income (loss) from continuing operations	$74,192	$109,332	$2,046	$13,086	$(442,088)
Distributed income of equity investees	430	—	311	109	—
Fixed charges	118,603	102,545	106,457	109,834	112,796

Earnings	$193,225	$211,877	$108,814	$123,029	$(329,292)

Interest	109,410	97,854	102,866	103,436	107,258
Amortization of charges and other	9,193	4,691	3,591	6,398	5,538

Fixed Charges	$118,603	$102,545	$106,457	$109,834	$112,796

Ratio of Earnings to Fixed Charges	1.63	2.07	1.02	1.12	N/A
Coverage Deficiency	N/A	N/A	N/A	N/A	$442,088